On January 1, 2002, Firstar Mutual Fund Services, LLC, the fund administrator and shareholder servicing agent, changed its name to U.S. Bancorp Fund Services, LLC with respect to the Emerald Growth Fund, the Emerald Select Banking and Finance Fund and the Emerald Select Technology Fund.

On January 1, 2002, Firstar Bank, N.A., the custodian, changed its name to U.S. Bank, N.A. with respect to the Emerald Growth Fund, the Emerald Select Banking and Finance Fund and the Emerald Select Technology Fund..